UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Xinhua Finance Media Limited
(Name of Issuer)
Class A common shares, par value $0.001 per share
(Title of Class of Securities)
983982109
(CUSIP Number)
January 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	983982109	Page	1	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	Chung Cheng Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Samoa

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	983982109	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
	Hseng-Lin Cheng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Taiwan

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

3

Item 1.
(a)	Name of Issuer:

Xinhua Finance Media Limited
(b)	Address of Issuer’s Principal Executive Offices:

2201, Tower D, Central International Trade Center, 6A, Jian Wai Ave. Chaoyang District, Beijing, 100022 People’s Republic of China
Item 2.
(a)	Name of Person Filing:

This statement is being filed by (i) Chung Cheng Co., Ltd. (“CC”) with respect to the Class A common shares, par value $0.001 per share (“Shares”), of the Issuer beneficially owned by it; and (ii) Hseng-Lin Cheng with respect to Shares beneficially owned by CC. Mr. Cheng disclaims beneficial ownership of the securities covered by this statement except to the extent of his pecuniary interest therein.
(b)	Address of Principal Business Office or if none, Residence:

10F., No. 136, Roosevelt Road, Sec. 2, Taipei, Taiwan 100

(c)	Citizenship:

Chung Cheng Co., Ltd. is a Samoa corporation. Mr. Cheng is a citizen of Taiwan.

(d)	Title of Class of Securities:

Class A common shares, par value $0.001 per share

(e)	CUSIP Number:

983982109
Item 3.
Not Applicable
Item 4. Ownership.

     The percentages used herein are calculated based on the 146,914,667 outstanding as of November 30, 2008 along with the issuance of 4,000,000 shares issued to the reporting person on January 5, 2009, for a total of 150,914,667 shares outstanding.
Chung Cheng Co., Ltd.
(a)	Amount beneficially owned: 8,000,000

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 8,000,000

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 8,000,000
Hseng-Lin Cheng
(a)	Amount beneficially owned: 8,000,000

(b)	Percent of class: 5.3%

(c)	Number of shares as to which such person has:
(v)	Sole power to vote or to direct the vote 0

(vi)	Shared power to vote or to direct the vote 8,000,000

(vii)	Sole power to dispose or to direct the disposition of 0

(viii)	Shared power to dispose or to direct the disposition of 8,000,000
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2009

CHUNG CHENG CO., LTD.
By:	Hseng-Lin Chung
	Name:	Hseng-Lin Chung
	Title:	CEO

/s/ Hseng-Lin Chung
Hseng-Lin Chung

EXHIBIT A
SCHEDULE 13G JOINT FILING AGREEMENT
     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.
Dated: February 12, 2009

CHUNG CHENG CO., LTD.
By:	/s/ Hseng-Lin Chung
	Name:	Hseng-Lin Chung
	Title:	CEO

/s/ Hseng-Lin Chung
Hseng-Lin Chung